centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2005 OCT 31 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 October, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

05012157

82-4578

SUPPL

Dear Sir / Madam

Centrica: SIP

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

Enc.

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 October 2005 that:

(1) The following Directors of and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 October 2005 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	73	338,350
Mark Clare	73	803,994
Sir Roy Gardner	73	2,175,748
Jake Ulrich	73	693,692
Persons Discharging Managerial Responsibility		
Grant Dawson	73	325,948
Anne Minto	73	43,068
Chris Weston	58	2,050

* The 'Number of Shares Acquired' includes 53 Partnership shares (except for Chris Weston which includes 39 Partnership shares) acquired at 234.00 pence and 20 Matching shares (except for Chris Weston which includes 19 Matching shares) acquired at 238.33 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 16,368 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards October's allocation of Matching shares. The Directors listed above, together with some 5,394 other employees, are potential participants in the Plan and are to be treated as interested in the remaining 914 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows